DO 2/25/03

98

SECURITI 03001591 SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 4 2003 181

SEC FILE NUMBER
8- 26184

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ASCHER DECISION SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
625 FAIR OAKS AVENUE, SUITE 343
(No. and Street)

PASADENA	CA	91030
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN Y. ASCHER, PRESIDENT (626) 683-0000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KEVIN G. BREARD, CPA - AN ACCOUNTANCY CORPORATION
(Name — *if individual, state last, first, middle name*)

9010 CORBIN AVENUE, SUITE 7	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Y. Ascher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ascher/Decision Services, Inc. (the "Company"), as of 12/31/02, ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn (or affirmed) to before me this 24th day of January, 2003

Karen Arigan
Notary Public

[Signature]
Signature

President
Title

KAREN ARIGAN
Commission # 1294134
Notary Public - California
Los Angeles County
My Comm. Expires Mar 13, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Independent Auditor's Report

Board of Directors
Ascher Decision Services, Inc.

I have audited the accompanying statement of financial condition of Ascher Decision Services, Inc. as of December 31, 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ascher Decision Services, Inc. as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 10, 2003

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Ascher Decision Services, Inc
Statements of Financial Condition
December 31, 2002

Assets

Cash and cash equivalents	$ 50,528
Advisory fees receivable, net of $7,500 allowance for doubtful accounts	7,500
Property and equipment, net of $25,041 accumulated depreciation	6,655
Deposits	3,013
Deferred income taxes	7,373
Total assets	$ 75,069

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable	$ 4,205
Total liabilities	4,205
Stockholders' equity	
Preferred stock, no stated value, 210 shares authorized and issued, 45 shares outstanding Liquidation preference - $1,000	210,000
Common stock, $1.00 par value, 1,000,000 authorized, 6,666 shares issued and outstanding	6,666
Additional paid-in capital	67,334
Accumulated deficit	(48,136)
Preferred stock in treasury - 165 shares	(165,000)
Total stockholders' equity	70,864
Total liabilities & stockholders' equity	$ 75,069

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc
Statement of Operations
For the Year Ended December 31, 2002

Revenues	
Investment banking fees	$ 30,000
Services fees	53,328
Interest and dividend income	387
Gains and losses	(741)
Other income	3,061
Total revenue	86,035
Expenses	
Employee compensation and benefits	2,769
Communications	8,828
Occupancy and equipment rental	25,262
Taxes, other than income taxes	145
Other operating expenses	108,037
Total expenses	145,041
Income (loss) before income tax provision	(59,006)
Income tax provision	
Income tax provision, including deferred income benefits of ($5,509)	(4,541)
Total income tax provision	(4,541)
Net income (loss)	$ (54,465)

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2002

	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Treasury Stock-Preferred	Total
Balance, at December 31, 2001	$ 210,000	$ 6,666	$ 67,334	$ 6,329	$(100,000)	$ 190,329
Purchase of preferred shares for treasury (65 shares)					(65,000)	(65,000)
Net income (loss)	-	-	-	(54,465)	-	(54,465)
Balance, at December 31, 2002	$ 210,000	$ 6,666	$ 67,334	$ (40,636)	$(165,000)	$ 70,864

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc
Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flow from operating activities		
Net income (loss)		$ (54,465)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by operating activities:		
Depreciation	$ 2,197	
(Increase) decrease in:		
Advisory fees receivable	45,000	
Allowance for doubtful accounts	7,500	
Clearing deposit	101,777	
Prepaid income taxes	168	
Deferred income taxes	(5,509)	
(Decrease) increase in:		
Accounts payable	2,718	
Total adjustments		153,851
Net cash and cash equivalents provided by operating activities		99,386
Cash flows from investing activities		–
Cash flows from financing activities		
Collection of receivable from officer	215	
Purchase of treasury stock	(65,000)	
Net cash and cash equivalents used in financing activities		(64,785)
Net increase in cash and cash equivalents		34,601
Cash and cash equivalents at the beginning of the year		15,927
Cash and cash equivalents at the end of the year		$ 50,528

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2002	
Income taxes	$ 800
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Ascher Decision Services, Inc
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Ascher Decision Services, Inc (the "Company") was incorporated in the state of California on March 5, 1981 and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") in the business of securities brokerage and investment counseling. The Company is 75% owned by Stephen Y. Ascher, 20% owned by Quantum Leap Institute and 5% owned by Catherine Ascher. The Company is a member of the National Association of Securities Dealers (NASD) and the Securities Investor Protection Corporation (SIPC).

The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another Broker/Dealer. The Company does not hold customer funds and/or securities.

The Company earns advisory fees for its involvement in occasional investment banking deals.

Summary of Significant Accounting Principles

The presentation of financial statements in conformity with accounting principles generally accepted in the United State of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a settlement date basis.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives ranging from five (5) to (7) years by the straight-line method.

Ascher Decision Services, Inc
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: PROPERTY AND EQUIPMENT

The furniture, and equipment are recorded at cost.

		Depreciable Life Years
Computer equipment	$ 26,628	5
Furniture & equipment	5,068	7
	31,696	
Less accumulated depreciation	(25,041)	
Net furniture and equipment	$ 6,655	

Depreciation expense for the year ended December 31, 2002 was $2,197.

Note 3: REDEEMABLE PREFERRED STOCK

The Company may redeem all of the preferred shares, at a price equal to the sum of the following:

(i) $1,000 for each preferred share, plus
(ii) an amount equal to all dividends declared but unpaid, plus
(iii) the issuance of common shares in an amount such that, after the issuance of such common shares, the holders of the preferred shares will then hold 5% of the Company's issued and outstanding common shares.

Note 3: REDEEMABLE PREFERRED STOCK
(Continued)

In the event of liquidation of the Company, the holders of the preferred shares shall be entitled to receive a preferential distribution from the assets of the Company in an amount equal to $1,000 per preferred share.

In conjunction with the purchase of 65 shares of the Company's preferred stock in 2002 and in anticipation of the ultimate redemption of the entire outstanding preferred shares, the preferred shareholders have agreed to delay the issuance of the common stock as required as described in item (iii) in the above paragraph until such outstanding shares have been fully redeemed.

Note 4: INCOME TAXES

The income tax provision consists of the following:

Current federal income taxes	$ –
Current state income taxes	968
Current income tax provision	968
Federal deferred tax benefits	(1,507)
State deferred tax benefits	(4,002)
Deferred tax benefits	(5,509)
Total income tax benefits	$ (4,541)

The income tax benefits are composed of deferred taxes, net of the state franchise tax. Deferred taxes are the result of timing differences arising from different methods of depreciation used for income tax accounting and accounting principles generally accepted in the United States of America.

Ascher Decision Services, Inc
Notes to Financial Statements
For the Year Ended December 31, 2002

Note 5: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2002, the Company leased office space which it shared with another entity, whereby one of the officers of the Company is also an officer in the other entity. The Company is reimbursed by the entity rent and other related expenses on a monthly basis. In addition, the Company provides accounting and administrative services to the other entity. During the year ended December 31, 2002, the Company received $78,412 from the other entity, included in service fees income and other operating expenses.

The Company paid to one of its officers $95,617 for consulting services, included in other operating expenses.

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day to day, but on December 31, 2002, the Company's net capital of $46,246 exceeded the minimum net capital requirement by $41,246; and the Company's ratio of aggregate indebtedness ($4,205) to net capital was 0.09 to 1, which is less than the 15 to 1 maximum ratio required of a first year Broker/Dealer.

Ascher Decision Services, Inc
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2002

Computation of net capital		
Preferred stock	$ 210,000	
Common stock	6,666	
Additional paid-in capital	67,334	
Accumulated deficits	(48,136)	
Preferred stock in treasury	(165,000)	
Total stockholders' equity		$ 70,864
Less: Non-allowable assets		
Accounts receivable, net	(7,500)	
Property and equipment, net	(6,655)	
Deposits	(3,013)	
Deferred income taxes	(7,373)	
Total non-allowable assets		(24,541)
Net capital before haircuts		46,323
Less: Haircuts and undue concentration		
Haircut on money market account	(77)	
Total adjustments to net capital		(77)
Net Capital		46,246
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 280	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 41,246
Percentage of aggregate indebtedness to net capital	0.09:1	

There was a $1 difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2002, due to rounding.

See independent auditor's report

Ascher Decision Services, Inc
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2002

A computation of reserve requirement is not applicable to Ascher Decision Services, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

Ascher Decision Services, Inc
Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3
As of December 31, 2002

Information relating to possession or control requirements is not applicable to Ascher Decision Services, Inc as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report

Ascher Decision Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2002

KEVIN G. BREARD, C.P.A.
AN ACCOUNTANCY CORPORATION

Board of Directors
Ascher Decision Services, Inc.

In planning and performing my audit of the financial statements of Ascher Decision Services, Inc. for the year ended December 31, 2002, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by Ascher Decision Services, Inc. including tests of such practices and procedures that I considered relevant to objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

NORTHRIDGE OFFICE PLAZA
9010 CORBIN AVENUE, SUITE 7
NORTHRIDGE, CALIFORNIA 91324
(818) 886-0940 • FAX (818) 886-1924
BreardCPA@aol.com

Because of inherit limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I considered to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Kevin G. Breard
Certified Public Accountant

Northridge, California
January 10, 2003